EXHIBIT 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Aeterna Zentaris Announces Pricing of US$37 Million Public Offering of Common Shares and Warrants	Press Release For immediate release

Québec City, Canada, March 6, 2015 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced the pricing of its previously announced public offering (the “Offering”) of 59,677,420 units (the “Units”). Each Unit consists of one common share, 0.75 of a Series A warrant to purchase one common share, and 0.50 of a Series B warrant to purchase one common share, at a purchase price of US$0.62 per Unit. Investors whose purchase of Units in the Offering would result in them beneficially owning more than the initial beneficial ownership limitation to be included in the warrants following the consummation of the Offering will have the opportunity to acquire Units with Series C pre-funded warrants substituted for any common shares they would have otherwise acquired over the initial beneficial ownership limitation, paying the same price of US$0.62 per Unit.

The Series A warrants will be exercisable immediately and will expire five years following issuance at an exercise price of US$0.81 per share. The Series B warrants will be exercisable immediately and will expire 18 months following issuance at an exercise price of US$0.81 per share. The pre-funded Series C warrants will be exercisable immediately and will expire five years following issuance.

In connection with the Offering, the holders of approximately 21.1 million, or 96.5%, of the 21.9 million outstanding warrants issued by the Company in previous public offerings of units in November 2013 and January 2014 have each entered into an amendment agreement, conditional upon the Company having completed a public offering of securities within a certain timeframe, which would result in such warrants terminating concurrently with the closing of the Offering, in consideration for the Company making to the holders of such warrants a cash payment in the aggregate amount of approximately US$5.7 million out of the proceeds of the Offering, provided such warrants will not have been exercised.

The Offering is expected to close on or about March 11, 2015, subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approvals of the NASDAQ Capital Market and the Toronto Stock Exchange.

Net proceeds from the Offering are expected to be approximately US$34.5 million, after deducting underwriting commissions and other expenses related to the Offering. The Company intends to use the net proceeds from the Offering to make the US$5.7 million payment to the holders of warrants in connection with the warrant amendment agreements described above, to continue to fund ongoing drug development activities, for the potential addition of commercialized products to the Company’s pipeline, and for general corporate purposes, for working capital and to fund negative cash flow.

Canaccord Genuity Inc. is acting as the sole book-running manager for the Offering. Maxim Group LLC, H.C. Wainwright & Co., LLC and Roth Capital Partners acted as co-managers for the Offering.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”), its corresponding Canadian base shelf prospectus and an exemption from the Autorité des marches financiers permitting the Company to offer common shares, warrants and such other securities specified therein in the United States. The proposed Offering will be made only by means of a preliminary prospectus supplement, a final prospectus supplement and the accompanying short form base shelf prospectus. When available, copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus may be obtained upon request by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone/email at (800) 225-6201/prospectus@canaccordgenuity.com. Electronic copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus will also be available free of charge at www.sedar.com and www.sec.gov, respectively.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. For more information, visit www.aezsinc.com.

Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Contact:

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com